UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F/A
Amendment No. 1
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-14372
EXTENDICARE REAL ESTATE INVESTMENT TRUST

(Exact name of registrant as specified in its charter)
3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Trust Units

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)
Explanatory Note: This Amendment No. 1 to Extendicare Real Estate Investment Trust’s (“Extendicare REIT”) Form 15F filed on June 4, 2007 is filed for the purpose of providing amended information regarding the 12-month period used in response to items 3C, 4A, 4B, 4C and 4F. The period used in determining the daily average trading volume in the initial filing was the 12-month period from November 10, 2005 to November 9, 2006, which was the 12-month period immediately proceeding Extendicare Inc.’s delisting from the New York Stock Exchange (“NYSE”). This amended filing reflects the daily average trading volume for the 12-month period from June 1, 2006 to May 31, 2007, which is within 60 days of the filing of this Form 15FA. As a result, this Amendment No. 1 includes revised responses to items 3C, 4A, 4B, 4C and 4F, and the addition of Exhibit 99.3, and those items are hereby amended as follows:

Item 3. Foreign Listing and Primary Trading Market
A. Identify the exchange or exchanges outside the United States, and the foreign jurisdiction in which the exchange or exchanges are located, on which you have maintained a listing of the class of securities that is the subject of this Form, and which, either singly or together with the trading of the same class of the issuer’s securities in another foreign jurisdiction, constitutes the primary trading market for those securities.
Extendicare REIT’s Trust Units are listed on the Toronto Stock Exchange (“TSX”) in Toronto, Canada, which currently constitutes the single and primary trading market for the Trust Units. Prior to the Plan of Arrangement, all of the securities of Extendicare Inc. were listed on the TSX, and the Subordinate Voting Shares of Extendicare Inc. were also listed on the NYSE. Extendicare Inc. delisted from the NYSE on November 10, 2006, as part of the Plan of Arrangement. The TSX was the primary trading market of the Subordinate Voting Shares for the 12-month period from November 9, 2005 to November 9, 2006.
B. Provide the date of initial listing on the foreign exchange or exchanges identified in response to Item 3.A. In addition, disclose whether you have maintained a listing of the subject class of securities on one or more of those foreign exchanges for at least the 12 months preceding the filing of this Form.
Extendicare Inc.’s common shares were listed on the TSX in 1974. The class of shares that ultimately became the Subordinate Voting Shares were listed on the TSX in 1979. The Trust Units of Extendicare REIT began trading on the TSX on November 10, 2006.
C. Disclose the percentage of trading in the subject class of securities that occurred in the identified jurisdiction or jurisdictions of your foreign listing as of a recent 12-month period.
For the 12-month period from June 1, 2006 to May 31, 2007 the percentage of trading in Subordinate Voting Shares of Extendicare Inc. and the Trust Units of Extendicare REIT on the TSX was 98.97% of the worldwide volume traded during that period (see Exhibit 99.3).
Item 4. Comparative Trading Volume Data
If relying on Rule 12h-6(a)(4)(i), provide the following information:
A. Identify the first and last days of the recent 12-month period used to meet the requirements of that rule provision.
The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 1, 2006 and May 31, 2007, respectively.
B. For the same recent 12-month period, disclose the average daily trading volume of the class of securities that is the subject of this Form both in the United States and on a worldwide basis.
For the 12-month period from June 1, 2006 to May 31, 2007, the average daily trading volume of the Subordinate Voting Shares of Extendicare Inc. and the Trust Units of Extendicare REIT on a worldwide basis was 424,000 (see Exhibit 99.3).
C. For the same recent 12-month period, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis.
For the 12-month period from June 1, 2006 to May 31, 2007, the percentage of the average daily trading volume of the Subordinate Voting Shares of Extendicare Inc. and the Trust Units of Extendicare REIT on a worldwide basis that were traded in the United States was 1.03% (see Exhibit 99.3).

D. Disclose whether you have delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States. If so, provide the date of delisting, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.
The Subordinate Voting Shares were delisted from the NYSE on November 10, 2006. For the 12-month period from November 9, 2005 to November 9, 2006, the percentage of the average daily trading volume of the Subordinate Voting Shares of Extendicare Inc. on a worldwide basis that was traded on the NYSE was 3.04% (see Exhibit 99.1).
E. Disclose whether you have terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities. If so, provide the date of the ADR facility termination, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.
Not Applicable
F. Identify the sources of the trading volume information used for determining whether you meet the requirements of Rule 12h-6. If you used more than one source, disclose the reasons why you used each source.
The trading volume data for the Subordinate Voting Shares on the TSX was provided by “TSX Historical Data Access”.
The trading volume data for the Subordinate Voting Shares on the NYSE and the REIT Units on the U.S. Pink Sheets was provided by Thomson Financial.

PART III
Item 10. Exhibits

Exhibit
Number	Description of Exhibit

99.1*	Trading Volume of Extendicare Inc. Subordinate Voting Shares for the 12-month period ended November 9, 2006.

99.2*	News Release: Extendicare REIT Files Form 15F to Deregister its Trust Units with the Securities and Exchange Commission.

99.3	Trading Volume of Extendicare Inc. Subordinate Voting Shares and Extendicare REIT Trust Units for the 12-month period ended May 31, 2007.
* Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Extendicare Real Estate Investment Trust has duly authorized the undersigned person to sign on its behalf this certification on Form 15F/A. In so doing, Extendicare Real Estate Investment Trust certifies that, as represented on this Form 15F/A, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
Date: June 14, 2007	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer